





Sharon Ann Holm · 3rd

COO | GenoBank.io

Miami Beach, Florida, United States · 500+ connections ·

Contact info

 Genobank.io

 Syracuse University
J. Whitman School o

Experience



COO

Genobank.io

Sep 2020 – Present · 4 mos

Miami, Florida, United States

Genobank.io is the world's first privacy-preserving DNA legal tech kit and platform.

Founder | President

5SENSESPR Public Relations and Marketing Consulting

May 2010 – Present · 10 yrs 8 mos

Copenhagen Area, Denmark | Charlotte, North Carolina | Miami, Florida

Produce and deliver public relations and strategic marketing initiatives for international lifestyle
product and services companies. Develop strategic marketing materials as well as redesign
them, write and edit press releases, content for websites and social media platforms. Build and
reinforce relations with key media to ensure brands are effectively marketed in targe ...see mor



Marketing Manager

The Modern Quilt Guild · Full-time

Sep 2019 – Mar 2020 · 7 mos

Miami/Fort Lauderdale Area

Shaped and directed the corporate marketing vision for a membership-based nonprofit quilting association with 500 regional guild charters and 15K members globally. Architected strategies positively impacting membership and awareness.



Strategic Advisor / Consultant

Amaggio Partners

May 2018 – Sep 2019 · 1 yr 5 mos

Singapore | Cebu, Philippines | Charlotte, North Carolina USA



Vice President of Marketing and Communications

Bechtler Museum of Modern Art

Feb 2016 – Oct 2018 · 2 yrs 9 mos

Charlotte, North Carolina Area

Led the development and implementation of all aspects of the Bechtler Museum's marketing and communications efforts. Oversaw a department of staff members and ensured these efforts were optimized in relation to the aesthetics of the museum and its brand. Spearheaded planning and execution of all public relations and media relations strategies for the r ...see more

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Education



Syracuse University - Martin J. Whitman School of Management

BSc, Marketing and Managerial Information Systems

1985 – 1989

Sprogcenter Hellerup - Copenhagen, Denmark

Immersive Studies in Danish Language , Danish Language and Literature

2008 – 2010

Department of International Programs Abroad, Syracuse University London Centre, London, England

1988 – 1988

Licenses & certifications

Sheryl Sandberg and Adam Grant on Option B: Building Resilience

LinkedIn

Issued Sep 2020 · No Expiration Date

The Six Morning Habits of High Performers

LinkedIn

Issued Sep 2020 · No Expiration Date

Volunteer experience

Advisory Council Member

Lowe Art Museum

Dec 2019 – Present · 1 yr 1 mo

Arts and Culture

Marketing Chair

SCORE Mentors Miami Dade

May 2019 – Present · 1 yr 8 mos

Economic Empowerment

The SCORE Mentor Miami-Dade chapter's network of more than 100 business professionals serve the communities with free mentoring, expert workshops, and carefully crafted executive programs to give businesses the tools they need to thrive.

Volunteer - Food Rescuer | Miami, FL

Food Rescue US

Feb 2019 – Present · 1 yr 11 mos

Social Services

I am a food rescuer for Food Rescue US-Miami site | Food Rescue US is committed to ending American food insecurity by directly transferring fresh, usable food that would have otherwise been thrown away from grocers, restaurants, and other food industry sources to food insecure families throughout the U.S. Since 2011, food rescuers at Food Rescue US have delivered more than 33 million fresh and healthy meals to people who don't have enough to eat. Since 2011, Food Rescue US has saved 46.5 million pounds of fresh, usable food from landfill and delivered it to people in need.

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